Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April
Janet Clow
David F. Cunningham
Patrick J. Dolan
John M. Hickey
C.W.N. Thompson, Jr.

September 22, 2015

Via EDGAR correspondence and E-Mail

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Vroman-Lee:

I state below the above-referenced registrant’s responses to comments received from the staff on September 14, 2015 respecting post-effective amendment no. 102 to its Registration Statement under the Investment Company Act of 1940, filed on Form N-1A on July 31, 2015, relating to the Thornburg Liquidity Management Fund (the “Fund”).

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about September 24, 2015.

General Comments

1. Name of Fund. The staff requested that the registrant change the Fund’s name, noting that the use of the word “liquidity” in the Fund’s name may suggest that the Fund is a money market fund or the equivalent thereof. The staff cited in this regard Rule 2a-7(b)(3) under the Investment Company Act of 1940.

Response. The registrant will change the Fund’s name to Thornburg Capital Management Fund.

Prospectus Comments

2. “Management.” Page 1. The staff asked the registrant to confirm that the three individuals named as portfolio managers in the Fund’s prospectus are each jointly and primarily responsible for management of the Fund.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Ashley Vroman-Lee

September 22, 2015

Response. We confirm that each of the three individuals named as portfolio managers of the Fund is jointly and primarily responsible for management of the Fund, and note that the Fund’s prospectus currently includes language to that effect.

Statement of Additional Information Comments

13. Investment Limitations. Pages 23 – 24. The staff requested that the registrant specify that the Fund’s concentration policy is a fundamental policy of the Fund.

Response. The registrant’s concentration policy is a fundamental policy of the Fund. To specify that fact, the registrant will delete the separate paragraph relating to the Fund’s concentration policy from its current location and will relocate that concentration policy to a new numbered item (9) in that section, as follows:

(9) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry, provided that the Fund may invest up to 25% of the value of its total assets in any one industry if it is deemed advisable by the Fund’s investment advisor in light of the Fund’s investment objective.

Other Matters

This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff’s request for this representation, and the registrant’s representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

Please contact me with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

DHA

File No. 5787.002

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW